

10036161

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 24 2010
Washington, DC

SEC FILE NUMBER
8- 49426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arrowhead Investment Center, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 E. Hospitality Lane, Suite 220
(No. and Street)

San Bernardino (City) CA (State) 92408 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson, LLP
(Name – *if individual, state last, first, middle name*)

3003 N. Central Ave. Ste 500 (Address) Phoenix (City) AZ (State) 85012 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/25

OATH OR AFFIRMATION

I, Larry R. Sharp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arrowhead Investment Center, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Non-Applicable



E. CORTEZ
Notary Public - California
San Bernardino County

Signature

Chairman

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARROWHEAD INVESTMENT CENTER, LLC
San Bernardino, California

FINANCIAL STATEMENTS
December 31, 2009 and 2008

TABLE OF CONTENTS

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Management Committee
Arrowhead Investment Center, LLC
San Bernardino, California

We have audited the accompanying statements of financial condition of Arrowhead Investment Center, LLC as of December 31, 2009 and 2008, and the related statements of operations, member's capital, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arrowhead Investment Center, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10 to the financial statements, on January 19, 2010, the Company withdrew its broker-dealer registration with the Financial Industry Regulatory Authority. On January 31, 2010, the Company was dissolved and Arrowhead Financial Group, Inc. (the parent company) assumed control of all remaining assets and liabilities.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Phoenix, Arizona
February 15, 2010

ARROWHEAD INVESTMENT CENTER, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

ASSETS

	2009	2008
CURRENT ASSETS		
Cash and cash equivalents	$ 1,532,548	$ 966,851
Investment securities	-	600,000
Commissions receivable	86,898	113,859
Accounts receivable	-	3,000
Investment income receivable	-	1,684
Prepaid expenses	10,236	7,936
Total current assets	1,629,682	1,693,330
NON-CURRENT ASSETS		
Fixed assets, net	3,566	11,966
TOTAL ASSETS	$ 1,633,248	$ 1,705,296

LIABILITIES AND MEMBER'S CAPITAL

	2009	2008
CURRENT LIABILITIES		
Accrued expenses	$ 181,185	$ 196,989
Related party payables	17,560	730
Total current liabilities	198,745	197,719
MEMBER'S CAPITAL		
Member's capital contributions	548,579	548,579
Retained earnings	885,924	958,998
Total member's capital	1,434,503	1,507,577
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 1,633,248	$ 1,705,296

The accompanying notes are an integral part of the financial statements.

ARROWHEAD INVESTMENT CENTER, LLC
STATEMENTS OF OPERATIONS
Years Ended December 31, 2009 and 2008

	2009	2008
OPERATING INCOME		
Commissions	$ 1,479,078	$ 1,487,535
INTEREST INCOME		
Interest on investment securities and cash equivalents	8,070	38,867
Total income	1,487,148	1,526,402
OPERATING EXPENSES		
Salaries and benefits	1,050,564	1,351,200
Broker dealer expense	107,448	135,207
Depreciation	8,400	11,302
Insurance	11,972	6,367
Office operating expense	341,408	192,247
Advertising and promotion	9,720	22,792
Professional services	23,676	39,789
Total operating expenses	1,553,188	1,758,904
Net loss from operations	(66,040)	(232,502)
OTHER EXPENSES		
Miscellaneous expense	234	11,515
State gross receipts tax	6,800	7,600
Total other expenses	7,034	19,115
NET LOSS	$ (73,074)	$ (251,617)

The accompanying notes are an integral part of the financial statements.

ARROWHEAD INVESTMENT CENTER, LLC
STATEMENTS OF MEMBER'S CAPITAL
Years Ended December 31, 2009 and 2008

	Member's Capital Contributions	Retained Earnings	Total
BALANCES, DECEMBER 31, 2007	$ 548,579	$ 1,210,615	$ 1,759,194
Net loss	-	(251,617)	(251,617)
BALANCES, DECEMBER 31, 2008	548,579	958,998	1,507,577
Net loss	-	(73,074)	(73,074)
BALANCES, DECEMBER 31, 2009	$ 548,579	$ 885,924	$ 1,434,503

The accompanying notes are an integral part of the financial statements.

ARROWHEAD INVESTMENT CENTER, LLC
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (73,074)	$ (251,617)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	8,400	11,302
Effects of changes in operating assets and liabilities:		
Commissions receivable	26,961	16,141
Accounts receivable	3,000	(3,000)
Investment income receivable	1,684	4,623
Prepaid expenses	(2,300)	1,101
Other assets	-	6,411
Accrued expenses	(15,804)	699
Related party payables	16,830	(57,580)
Net cash used in operating activities	(34,303)	(271,920)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of investment securities	-	(1,326,000)
Proceeds from maturities of investment securities	600,000	1,826,000
Purchases of fixed assets	-	(4,163)
Net cash provided by investing activities	600,000	495,837
NET INCREASE IN CASH AND CASH EQUIVALENTS	565,697	223,917
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	966,851	742,934
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 1,532,548	$ 966,851
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
State gross receipts taxes paid	$ 6,800	$ 7,600

The accompanying notes are an integral part of the financial statements.

ARROWHEAD INVESTMENT CENTER, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Arrowhead Investment Center, LLC (the Company) is a wholly-owned subsidiary of Arrowhead Financial Group, Inc. (AFG). AFG is a wholly-owned subsidiary of Arrowhead Central Credit Union.

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides brokerage services for annuities, mutual funds, and publicly traded securities to members and nonmembers of Arrowhead Central Credit Union and its subsidiaries.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all customers on a fully disclosed basis with the fund companies or a clearing broker-dealer, and promptly transmit all customer funds and securities to the fund companies or a clearing broker-dealer. The fund companies and clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by fund companies or a clearing broker-dealer. In addition per regulation the Company is required to maintain its own books and records.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash in bank, money market accounts, dealer reserves, and all liquid investments with an original maturity of three months or less when purchased. Amounts due from financial institutions may, at times, exceed federally insured limits.

Investment Securities

Investment securities consist of certificates of deposit that are purchased with the intent and ability to hold to maturity and are stated at cost, adjusted for amortization of premiums and accretion of discounts. Cost of securities sold for purposes of computing gains or losses is determined by the specific identification method.

Fixed Assets

Fixed assets include all furniture, fixture and equipment which are stated at cost less accumulated depreciation. Depreciation is charged to current operations over the estimated useful lives (3 to 5 years) of the related assets under the straight-line method.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition
Commission income from sales of annuities, mutual funds, and publicly traded securities are recorded on the trade date at which time the related commission receivable is recorded. Uncollectable commissions receivable are charged-off after 180 days past due.

Advertising
Advertising cost is expensed as it is incurred.

Income Taxes
The Company is a limited liability company and is not subject to federal or state income taxes. The Company's income or loss is reported on the tax return of its parent, AFG. However, the Company is subject to the California state taxes on gross receipts.

Fair Value Measurements
Effective January 1, 2008, the Company adopted ASC 820-10-35 (SFAS No. 157, *Fair Value Measurements*), which provides a comprehensive framework for measuring fair value and expands disclosures which are required about fair value measurements. Specifically, this standard sets forth a definition of fair value and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs. There was no impact on the financial statements of the Company as a result of the adoption of this standard for the year ended December 31, 2008 as the Company has no financial assets or liabilities measured at fair value and subject to fair value measurements.

Subsequent Events
Management evaluated subsequent events through February 15, 2010, the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2009, but prior to February 15, 2010 that provided additional evidence about conditions that existed at December 31, 2009, have been recognized in the financial statements for the year ended December 31, 2009. Events or transactions that provided evidence about conditions that did not exist at December 31, 2009, but arose before the financial statements were available to be issued, have not been recognized in the financial statements for the year ended December 31, 2009.

Reclassifications
Certain reclassifications have been made to the 2008 financial statement presentation to correspond to the current year's format. Total equity and net income are unchanged due to these reclassifications.

NOTE 2 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents at December 31 are as follows:

	2009	2008
Cash on hand and in banks	$ 148,854	$ 306,102
Money market accounts	1,383,694	660,749
Total cash and cash equivalents	$ 1,532,548	$ 966,851

NOTE 2 – CASH AND CASH EQUIVALENTS (CONTINUE)

Restricted cash of $50,000 was held by National Financial Services, Inc. (NFS) in order to use their clearinghouse services at December 31, 2008. In 2009, the Company discontinued its agreement with NFS and established a new agreement with Essex National Securities, Inc. (ENSI). The Company did not have restricted cash as of December 31, 2009 as ENSI does not require a compensating balance deposit.

NOTE 3 – INVESTMENT SECURITIES

At December 31 investment securities are comprised of the following:

	2009		2008	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Certificates of deposit	$ -	$ -	$ 600,000	$ 600,000

Interest earned on investment securities and cash equivalents for the years ended December 31 are summarized as follows:

	2009	2008
Money market accounts	$ 2,745	$ 8,902
Certificates of deposit	5,325	29,965
Total interest on investment securities and cash equivalents	$ 8,070	$ 38,867

NOTE 4 – COMMISSIONS RECEIVABLE

Commissions receivable consist of amounts owed by various mutual funds, insurance companies, and brokers. Management has determined that there is no allowance for probable uncollectible accounts for the year ended December 31, 2009 and 2008.

NOTE 5 – FIXED ASSETS

Fixed assets at December 31 are summarized as follows:

	2009	2008
Furniture, fixtures and equipment	$ 52,952	$ 52,952
Software	19,329	19,329
Computers	169,300	169,300
	241,581	241,581
Less accumulated depreciation	(238,015)	(229,615)
Total	$ 3,566	$ 11,966

NOTE 6 – RELATED PARTY PAYABLES

Related party payables at December 31 are summarized as follows:

	2009	2008
Due to AFG	$ 17,560	$ 60
Due to Arrowhead Central Credit Union	-	670
Total	$ 17,560	$ 730

The Company is charged by AFG for certain expense allocations including the costs of office support and management support. These expenses, which are included in occupancy and salaries and benefits expenses in the statements of operations, totaled $266,674 and $186,190 for the years ended December 31, 2009 and 2008, respectively.

In the normal course of business, the Company provides brokerage services for annuities, mutual funds, and publicly traded securities to volunteers and employees of Arrowhead Central Credit Union and its subsidiaries.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The rule of limitations on withdrawal of equity capital also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2009, the Company had net capital of $1,350,919 (as computed under Rule 15c3-1), which was $1,300,919 in excess of its required net capital of $50,000. At December 31, 2008, the Company had net capital of $1,384,122 (as computed under Rule 15c3-1), which was $1,334,122 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 0.15 to 1 and 0.14 to 1 for the years ended December 31, 2009 and 2008, respectively.

NOTE 8 – OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are either direct with fund companies, or introduced on a fully disclosed basis with its clearing broker-dealer. The fund companies and clearing broker-dealer are responsible for execution, collection of, and payment of funds; and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the fund companies or the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the fund companies and the clearing broker-dealer.

NOTE 8 – OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK (CONTINUED)

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 9 – EMPLOYEE RETIREMENT PLANS

The Company participates in Arrowhead Central Credit Union's 401(k) plan that allows employees to defer a portion of their current compensation. The Company matches a portion of employees' compensation and also allows for discretionary contributions. Total pension expense under this plan was $329 and $42,552 for the years ended December 31, 2009 and 2008, respectively.

During 2003, the Company added an unfunded deferred compensation arrangement for a select group of highly compensated employees. The plan allows for these employees to defer a portion of their compensation. The Company has no employees participating in this plan, therefore, there were no discretionary contributions and no deferred compensation assets or liabilities for the years ended December 31, 2009 and 2008.

NOTE 10 – SUBSEQUENT EVENTS

On January 19, 2010, the Company withdrew its broker-dealer registration with FINRA. On January 31, 2010, the Company was dissolved and AFG assumed control of all remaining assets and liabilities.

SUPPLEMENTAL INFORMATION

Schedule I

ARROWHEAD INVESTMENT CENTER, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

NET CAPITAL		
Total member's capital		$ 1,434,503
Deduct non-allowable assets:		
Commissions receivable (greater than 30 days outstanding)	$ 43,109	
Fixed assets, net	3,566	
Prepaid expenses	10,236	
		(56,911)
Net capital before haircuts on investment securities		1,377,592
Deduct haircuts on investment securities:		
Haircut on money market account		(26,673)
NET CAPITAL		$ 1,350,919
Computation of net capital requirements:		
Total liabilities (aggregate indebtedness)		$ 198,745
Required percentage		6.67%
Computed net capital requirement		$ 13,256
Minimum dollar net capital requirement		$ 50,000
Net capital requirement		$ 50,000
EXCESS NET CAPITAL		$ 1,300,919

Schedule II

ARROWHEAD INVESTMENT CENTER, LLC
RECONCILIATION OF NET CAPITAL UNDER RULE 17A-5(D)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

Reconciliation with Company's computation (included in Part IIA of Form X-17a-5) as of December 31, 2009:

Net capital, as reported in Company's Part IIA, FOCUS Report (unaudited)	$ 1,362,224
Miscalculation of haircuts	1,001
Net audit adjustments	(12,306)
NET CAPITAL, SCHEDULE I	$ 1,350,919

Schedule III

ARROWHEAD INVESTMENT CENTER, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Schedule IV

ARROWHEAD INVESTMENT CENTER, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report on Internal Control Required by Rule 17a-5

Management Committee
Arrowhead Investment Center, LLC
San Bernardino, California

In planning and performing our audit of the financial statements of Arrowhead Investment Center, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Management Committee, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Phoenix, Arizona
February 15, 2010